                              ACCORDION AGREEMENTS

                              DATED APRIL 22, 2005

                           NATIONAL BANK OF CANADA AND
                    NATIONAL BANK OF CANADA, NEW YORK BRANCH
                               ACCORDION AGREEMENT

        Reference is made to the amended and restated credit agreement dated as of April 8, 2005 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "CREDIT AGREEMENT") among Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc. and Round Mountain Gold Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

        Pursuant to Section 2.2(d) of the Credit Agreement, Kinross Canada wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent, the Issuing Lender, the Bullion Fronting Lender, National Bank of Canada and National Bank of Canada, New York Branch (National Bank of Canada and National Bank of Canada, New York Branch, collectively, "ACCORDION LENDER"), hereby agree as follows:

1. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.2(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2. The Individual Commitment of the Accordion Lender, and the address and the telefacsimile number for the purposes of notices as provided in
        Section 15.1 of the Credit Agreement, are set out in the attached revised Schedule A.

3. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

6. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7. The Accordion Lender notifies the Borrower, the Bullion Fronting Lender and the Administrative Agent that, as a Canadian Lender and U.S. Lender and until otherwise notified by the Accordion Lender, the Accordion Lender shall be a Non-Bullion Lender.

        IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the 22nd day of April, 2005.

KINROSS GOLD CORPORATION                   NATIONAL BANK OF CANADA
for and on behalf of all Borrowers         as Accordion Lender (Canadian Lender)

By:    (SIGNED) LARS-ERIC JOHANSSON        By:    (SIGNED) PIERRE PICHETTE
       ---------------------------------          ------------------------------

                                           Title: Vice President

                                           By:    (SIGNED) ROCH LEDOUX
                                                  ------------------------------
:                                          Title: Director
                                                  ------------------------------


NATIONAL BANK OF CANADA, NEW YORK BRANCH   THE BANK OF NOVA SCOTIA
as Accordion Lender (U.S. Lender)          as Administrative Agent

By:    (SIGNED) VINCENT LIMA               By:    (SIGNED) ROBERT HOSIE
       ---------------------------------          ------------------------------
Title: VP

By:    (SIGNED) JEFF FORGACH               Title: Managing Director
       ---------------------------------          ------------------------------
Title  AVP

THE BANK OF NOVA SCOTIA                    THE BANK OF NOVA SCOTIA
as Issuing Lender                          as Bullion Fronting Lender
By:    (SIGNED) MICHAEL K. EDDY            By:    (SIGNED) MICHAEL K. EDDY
       ---------------------------------          ------------------------------
Title: Director - Mining                   Title: Director - Mining

By:    (SIGNED) DEREK TOVICH               By:    (SIGNED) DEREK TOVICH
       ---------------------------------          ------------------------------
Title: Associate                           Title: Associate


                                              SCHEDULE A


CANADIAN LENDER                          U.S. LENDER                            INDIVIDUAL COMMITMENT

National Bank of Canada                  National Bank of Canada, New York       U.S. $15,000,000
                                         Branch

National Bank of Canada
1155 Metcalfe Street
5th Floor
Montreal, Quebec H3B 4S9

Attention: Vice-President
Telefax: (514) 390-7840

National Bank of Canada, New York Branch
65 East 55th Street
New York, New York  10022

Attention: Vice-President
Telefax: (212) 632-8509

                         THE ROYAL BANK OF SCOTLAND PLC
                               ACCORDION AGREEMENT

        Reference is made to the amended and restated credit agreement dated as of April 8, 2005 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "CREDIT AGREEMENT") among Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc. and Round Mountain Gold Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

        Pursuant to Section 2.2(d) of the Credit Agreement, Kinross Canada wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent, the Issuing Lender, the Bullion Fronting Lender and The Royal Bank of Scotland plc (the "ACCORDION LENDER"), hereby agree as follows:

8. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.2(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

9. The Individual Commitment of the Accordion Lender, and the address and the telefacsimile number for the purposes of notices as provided in
        Section 15.1 of the Credit Agreement, are set out in the attached revised Schedule A.

10. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

11. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

12. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

13. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14. The Accordion Lender notifies the Borrower, the Bullion Fronting Lender and the Administrative Agent that, as a U.S. Lender and until otherwise notified by the Accordion Lender, the Accordion Lender shall be a Non-Bullion Lender.

        IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the 22nd day of April, 2005.

KINROSS GOLD CORPORATION                 THE ROYAL BANK OF SCOTLAND PLC
for and on behalf of all Borrowers       as Accordion Lender (U.S. Lender)
By:    (SIGNED) LARS-ERIC JOHANSSON      By:    (SIGNED) MAX VAUGHAN
       -------------------------------          --------------------------------

Title:                                   Title: Senior Director, Structured
                                                Finance
       -------------------------------          --------------------------------


THE BANK OF NOVA SCOTIA                  THE BANK OF NOVA SCOTIA
as Administrative Agent                  as Issuing Lender

By:    (SIGNED) ROBERT HOSIE             By:    (SIGNED) MICHAEL K. EDDY
       -------------------------------          --------------------------------
                                         Title: Director - Mining
Title: Managing Director                 By::   (SIGNED) DEREK TOVICH
       -------------------------------          --------------------------------
                                         Title: Associate

THE BANK OF NOVA SCOTIA
as Bullion Fronting Lender
By:    (SIGNED) MICHAEL K. EDDY
       -------------------------------
Title: Director - Mining
By::   (SIGNED) DEREK TOVICH
       -------------------------------
Title: Associate


                                              SCHEDULE A

CANADIAN LENDER                          U.S. LENDER                            INDIVIDUAL COMMITMENT

-                                        The Royal Bank of Scotland plc         U.S. $15,000,000

CONTACT DETAILS FOR OPERATIONAL MATTERS

FOR BASE RATE NEW YORK LOANS:

The Royal Bank of Scotland plc
101 Park Avenue, 12th Floor
New York, New York, 10178

Attention:  Caroline Cancel, Assistant Vice-President
Telefax:  (212) 401-1494

FOR LIBOR LOANS OR GOLD LOANS:

The Royal Bank of Scotland plc
London Corporate Service Centre
2 1/2 Devonshire Square
London EC2
UK

Attention:  Nicola Tebutt
Telefax:  +44 20 7615 0135

CONTACT DETAILS FOR CREDIT MATTERS:

The Royal Bank of Scotland plc
Structured Finance
Project Finance Portfolio
London EC2M 3UR
UK

Attention:  Neil Wilson

Telefax:  +44 20 7085 8762

                         -COMMERZBANK INTERNATIONAL S.A.
                               ACCORDION AGREEMENT

        Reference is made to the amended and restated credit agreement dated as of April 8, 2005 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "CREDIT AGREEMENT") among Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc. and Round Mountain Gold Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

        Pursuant to Section 2.2(d) of the Credit Agreement, Kinross Canada wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent, the Issuing Lender, the Bullion Fronting Lender and Commerzbank International S.A. (the "ACCORDION LENDER"), hereby agree as follows:

15. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.2(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

16. The Individual Commitment of the Accordion Lender, and the address and the telefacsimile number for the purposes of notices as provided in
        Section 15.1 of the Credit Agreement, are set out in the attached revised Schedule A.

17. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

18. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

19. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

20. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

21. The Accordion Lender notifies the Borrower, the Bullion Fronting Lender and the Administrative Agent that, as a U.S. Lender and until otherwise notified by the Accordion Lender, the Accordion Lender shall be a Non-Bullion Lender.

        IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the 22nd day of April, 2005.

KINROSS GOLD CORPORATION                   COMMERZBANK INTERNATIONAL S.A.
for and on behalf of all Borrowers         as Accordion Lender (U.S. Lender)
By:    (SIGNED) LARS-ERIC JOHANSSON        By:    (SIGNED) M. JAHNS
       --------------------------------           ------------------------------
                                           Title: Vice President
Title:                                     By:    (SIGNED) E. GEISTER
       --------------------------------           ------------------------------
                                           Title: Vice President

THE BANK OF NOVA SCOTIA                    THE BANK OF NOVA SCOTIA
as Administrative Agent                    as Issuing Lender
By:    (SIGNED) ROBERT HOSIE               By:    (SIGNED) MICHAEL K. EDDY
       --------------------------------           ------------------------------
                                           Title: Director - Mining
Title: Managing Director                   By:    (SIGNED) DEREK TOVICH
       --------------------------------           ------------------------------
                                                  Associate

THE BANK OF NOVA SCOTIA
as Bullion Fronting Lender
By:    (SIGNED) MICHAEL K. EDDY
       --------------------------------
Title: Director - Mining
By:    (SIGNED) DEREK TOVICH
       --------------------------------
       Associate


                                              SCHEDULE A


CANADIAN LENDER                          U.S. LENDER                            INDIVIDUAL COMMITMENT

-                                        Commerzbank International. S.A.        U.S. $15,000,000

Commerzbank International S.A.
25, rue Edward Steichen
L-2540 Luxembourg

Attention: Mr. Edgar Geister/Mr. Reiner Trappen
Telefax: 00352-477-911-2419

                       CANADIAN IMPERIAL BANK OF COMMERCE
                               ACCORDION AGREEMENT

        Reference is made to the amended and restated credit agreement dated as of April 8, 2005 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "CREDIT AGREEMENT") among Kinross Gold Corporation, Kinross Gold U.S.A., Inc., Fairbanks Gold Mining, Inc. and Round Mountain Gold Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as Administrative Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

        Pursuant to Section 2.2(d) of the Credit Agreement, Kinross Canada wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent, the Issuing Lender, the Bullion Fronting Lender, Canadian Imperial Bank of Commerce and CIBC Inc. (Canadian Imperial Bank of Commerce and CIBC Inc., collectively, "ACCORDION LENDER"), hereby agree as follows:

22. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.2(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

23. The Individual Commitment of the Accordion Lender, and the address and the telefacsimile number for the purposes of notices as provided in
        Section 15.1 of the Credit Agreement, are set out in the attached revised Schedule A.

24. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

25. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

26. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

27. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

28. The Accordion Lender notifies the Borrower, the Bullion Fronting Lender and the Administrative Agent that, as a Canadian Lender and U.S. Lender and until otherwise notified by the Accordion Lender, the Accordion Lender shall be a Bullion Lender.

        IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of April, 2005.

KINROSS GOLD CORPORATION                   CANADIAN IMPERIAL BANK OF COMMERCE
for and on behalf of all Borrowers         as Accordion Lender (Canadian Lender)
By:    (SIGNED) LAS-ERIC JOHANSSON         By:    (SIGNED) E.G. RAMSAY
       ---------------------------------          ------------------------------
                                           Title: Executive Director
Title:                                     By:    (SIGNED) JENS PATERSON
       ---------------------------------          ------------------------------
                                                  Director

CIBC INC.                                  THE BANK OF NOVA SCOTIA
As Accordion Lender (U.S. Lender)          as Administrative Agent
By:    (SIGNED) GERALDINE KERR             By:    (SIGNED) ROBERT HOSIE
       ---------------------------------          ------------------------------
       Executive Director
Title: CIBC World Markets Corp. as Agent   Title: Managing Director
       ---------------------------------          ------------------------------

THE BANK OF NOVA SCOTIA                    THE BANK OF NOVA SCOTIA
as Issuing Lender                          as Bullion Fronting Lender
By:    (SIGNED) MICHAEL K. EDDY            By:    (SIGNED) MICHAEL K. EDDY
       ---------------------------------          ------------------------------
Title: Director - Mining                   Title: Director - Mining
By:    (SIGNED) DEREK TOVICH               By:    (SIGNED) DEREK TOVICH
       ---------------------------------          ------------------------------
       Associate                                  Associate


                                         SCHEDULE A



CANADIAN LENDER                          U.S. LENDER              INDIVIDUAL COMMITMENT

Canadian Imperial Bank of Commerce       CIBC Inc.                U.S. $25,000,000

Canadian Imperial Bank of Commerce
Global Mining and Forest Products,
Canadian Credit Capital Markets
BCE Place
161 Bay Street
8th Floor
Toronto, Ontario  M5J 2S8

Attention:   Executive Director
Telefax:  (416) 594-8347

CIBC Inc.
300 Madison Avenue
New York, New York  10017

Attention:  Geraldine Kerr
Telefax:  (212) 856-3761